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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.  )*


                            The John Nuveen Company
      -----------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
      -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   478035108
                 ---------------------------------------------
                                 (CUSIP Number)

                              December 31, 1999
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 8 pages
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                                  SCHEDULE 13G

Cusip No.  478035108                                          Page 2 of __ pages

1        Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Richard J. Franke
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         U.S.A.
--------------------------------------------------------------------------------
                      5       Sole Voting Power
                                          393,815
                      ----------------------------------------------------------
     Number of

       Shares         6       Shared Voting Power

    beneficially                          151,556*
                      ----------------------------------------------------------
       owned          7       Sole Dispositive Power

      by each                             393,815
                      ----------------------------------------------------------
     reporting        8       Shared Dispositive Power

    person with:                          151,556*
                      ----------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person
                                          545,371*

--------------------------------------------------------------------------------
10        Check Box if the Aggregate amount in Row (9) Excludes Certain
          Shares*                                                            [ ]

--------------------------------------------------------------------------------
11        Percent of Class Represented by Amount in Row (9)

                                          7.9%
--------------------------------------------------------------------------------
12        Type of Reporting Person*

          IN
--------------------------------------------------------------------------------
This Schedule 13G constitutes an amendment to the Schedule 13D of Richard J. Franke currently file with the Securities and Exchange Commission.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  Page 2 of 8


*Includes 151,556 shares held in the Franke Family Charitable Foundation. The Franke Family Charitable Foundation is a charitable family trust established by Richard J. Franke and his family. Richard J. Franke is a trustee of the foundation and shares voting and dispositive rights regarding the shares with the other trustees who are members of his immediate family.
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                                  SCHEDULE 13G

Cusip No.  478035108                                          Page 3 of __ pages

1        Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Franke Family Charitable Foundation*
         36-3662848
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         Illinois
--------------------------------------------------------------------------------
                      5       Sole Voting Power

                      ----------------------------------------------------------
     Number of

       Shares         6       Shared Voting Power

    beneficially              151,556*
                      ----------------------------------------------------------
       owned          7       Sole Dispositive Power

      by each                 None
                      ----------------------------------------------------------
     reporting        8       Shared Dispositive Power

    person with:              151,556*
                      ----------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person

          151,556*
--------------------------------------------------------------------------------
10        Check Box if the Aggregate amount in Row (9) Excludes Certain
          Shares*                                                            [ ]

--------------------------------------------------------------------------------
11        Percent of Class Represented by Amount in Row (9)

          2.3%
--------------------------------------------------------------------------------
12        Type of Reporting Person*

          Charitable Foundation - Trust
--------------------------------------------------------------------------------
This Schedule 13G constitutes an amendment to the Schedule 13D of Richard J. Franke currently file with the Securities and Exchange Commission.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

*See footnote on page 2.
                                  Page 3 of 8

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       Answer every item.  If an item is inapplicable or the answer is in the negative, so state.


ITEM 1(a). Name of Issuer:

           The John Nuveen Company
           ---------------------------------------------------------------------

ITEM 1(b). Address of Issuer's Principal Executive Offices:

           333 West Wacker Drive, Chicago, IL 60606
           ---------------------------------------------------------------------

ITEM 2(a). Name of Person Filing:

           Richard J. Franke and the Franke Family Charitable Foundation
           ---------------------------------------------------------------------

ITEM 2(b). Address of Principal Business Office or, if None, Residence:

           400 N. Michigan Ave., Suite 300, Chicago, Illinois 60611
           ---------------------------------------------------------------------

ITEM 2(c). Citizenship:

           U.S.A.
           ---------------------------------------------------------------------
ITEM 2(d). Title of Class of Securities:

           Class A Common Stock
           ---------------------------------------------------------------------
ITEM 2(e). CUSIP Number:

           478035108
           ---------------------------------------------------------------------


ITEM 3. If This Statement Is Filed Pursuant To Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether The Person Filing Is A:

        (a)  [ ]  Broker or dealer registered under Section 15 of the Act.

        (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

        (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

        (e)  [ ]  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).


                                  Page 4 of 8











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        (f)  [ ]  An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

        (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


ITEM 4. Ownership.

        For Richard J. Franke:

        (a)   Amount beneficially owned:            545,371*

        (b)   Percent of class:                        7.9%

        (c)   Number of shares as to which the person has:

                  (i)       Sole power to vote or to direct the vote:  393,815
                  (ii)      Shared power to vote or to direct the vote: 151,556*
                  (iii) Sole power to dispose or to direct the disposition of: 393,815
                  (iv) Shared power to dispose or to direct the disposition of: 151,556*

        For the Franke Family Charitable Foundation**:

        (a)   Amount beneficially owned:            151,556*

        (b)   Percent of class:                        2.3%

        (c)   Number of shares as to which the person has:

                  (i)       Sole power to vote or to direct the vote:  None
                  (ii)      Shared power to vote or to direct the vote: 151,556
                  (iii) Sole power to dispose or to direct the disposition of: None
                  (iv) Shared power to dispose or to direct the disposition of: 151,556

ITEM 5. Ownership of Five Percent or Less of a Class.


        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

              None


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the
              Security Being Reported on by the Parent Holding Company.

              N/A

ITEM 8. Identification and Classification of Members of the Group.

             *See Exhibit B to Schedule 13G.


**See footnote on page 2.


                                  Page 5 of 8

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ITEM 9. Notice of Dissolution of Group.

              N/A

ITEM 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 11, 2000
                                             (Date)


                                            /s/ Richard J. Franke
                                            -----------------------------
                                            Richard J. Franke



                                            /s/ Richard J. Franke
                                            -----------------------------
                                            Richard J. Franke, Trustee
                                            Franke Family Charitable Foundation





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CUSIP NO.  478035108                13G

                                   EXHIBIT A
                                       TO
                                  SCHEDULE 13G

                      Agreement Relating to the Filing of
                   Joint Statements Pursuant to Rule 13d-1(k)
                   ------------------------------------------


    Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13G Statement to which this Exhibit is attached is filed on their behalf in the capacities set out herein below.

Dated:  February 11, 2000


                                            /s/ Richard J. Franke
                                            -----------------------------
                                            Richard J. Franke



                                            /s/ Richard J. Franke
                                            -----------------------------
                                            Richard J. Franke, Trustee
                                            Franke Family Charitable Foundation


                                  Page 7 of 8
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CUSIP NO. 478035108                13G



                                   EXHIBIT B
                                       TO
                                  SCHEDULE 13G
                                  ------------

    The following is a complete and accurate list of each number of the group:


        1. Richard J. Franke
        2. Franke Family Charitable Foundation





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